Morse & Morse, PLLC

1400 Old Country Road, Suite 302

Westbury, NY 11590

Tel: 516-487-1446

Fax: 516-487-1452

January 2, 2008

U.S. Securities and Exchange Commission

Washington, DC 20549-7010

Att: Mail Stop 7010

Re:

BlastGard International, Inc.

Registration Statement on Form SB-2

Filed October 6, 2006

File No. 333-137858

Gentlemen:

BlastGard International, Inc. hereby requests acceleration of the effectiveness of the above captioned Registration Statement to Friday, January 4, 2008 at 11:00 a.m. or as soon thereafter as is practicable.

Please be advised that, we acknowledge that:

(i)

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

(ii)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLASTGARD INTERNATIONAL, INC.

By:	/s/ Michael J. Gordon
Michael J. Gordon
Chief Financial Officer